Exhibit (d)(iii)

AMENDATORY AGREEMENT

Effective Date: December 31, 2008

The following provisions are included as part of this certificate:

ADDITION OR CANCELLATION OF BENEFIT RIDERS

ADDITION OR CANCELLATION OF BENEFIT RIDERS.    Benefit riders providing additional benefits may be included as part of this certificate. Any riders included on this certificate are shown on the certificate specifications pages. You may add riders to this certificate subject to the following:

The benefit rider must be offered by us and available on this certificate as of the date of application for the rider.

Application for the new rider must be provided to us at our Service Center.

We require satisfactory evidence of insurability, if and as required by our standards.

The date of issue of the benefit rider and its monthly charge(s), if any, will be shown on the supplemental certificate specifications page(s) that we will send to you.

You may cancel any benefit rider on this certificate at any time by sending notice to us at our Service Center. Cancellation will be effective on the first deduction date after the date we receive your notice at our Service Center.

CHANGE OF RISK CLASS

CHANGE OF RISK CLASS.    You may apply to our Service Center to change the risk class to a more favorable risk class, if available, or to remove any aviation exclusion on this certificate. Any change is subject to satisfactory evidence of insurability, if and as required by our standards. If we approve the change, its effective date will be shown on a supplemental certificate specifications page that we will send to you. The INCONTESTABILITY provision will apply to any change for two years from its effective date with regard to statements made in the application for the change.

PAID-UP LIFE INSURANCE OPTION

PAID-UP LIFE INSURANCE OPTION.    At any time while the insured is living and before Attained Age 100, you may surrender this certificate and apply the surrender value as a single premium to purchase paid-up life insurance on the insured. The purchase is subject to the following:

You must send a request to our Service Center.

Unless you give us satisfactory evidence of insurability, if and as required by our standards, the amount of paid-up life insurance may not exceed the sum of:

a.	The death benefit on the date of surrender; and

b.	The amount applied as a single premium under this option. This amount may not exceed the surrender value;

Less:

c.	The cash value.

AMENDATORY AGREEMENT	(continued	)

The date of issue of the new certificate will be the date this certificate is surrendered. The issue age of the new certificate will be the age of the insured on that date.

The amount of insurance purchased will be based on single premium rates then in effect, as determined by us. However, the rate will not exceed the net single premium using the 2001 CSO ALB Mortality Table and an interest rate of 4% per year.

If this certificate has an exclusion rider, the new certificate will also have such an exclusion rider.

Any surrender value not applied to purchase paid-up life insurance will be paid to you.

The following provisions in this certificate are amended:

DEFINITIONS

The DEFINITIONS provision is amended to include the following:

Whenever the words “service center” appear in this certificate, they mean the location where this certificate is administered. Our service center address is 4321 North Ballard Road, Appleton, WI 54919-0001. Any references in this certificate to home office are changed to service center.

ADDITIONAL PREMIUM PAYMENTS

The ADDITIONAL PREMIUM PAYMENTS provision is amended to include the following:

If the Death Benefit Option is 1 and you pay an unscheduled, non-billed premium of $10,000 or more, you may apply to have the specified amount increased by at least $10,000 and not more than the amount of the premium paid. Increases under this provision are subject to the requirements of the INCREASES IN SPECIFIED AMOUNT provision. The risk class for the increase will be the same as the risk class for the most recent increase made under the INCREASES IN SPECIFIED AMOUNT provision or, if there has been no such increase, the risk class for this certificate on the effective date of the increase under this provision.

INCREASES IN SPECIFIED AMOUNT

The second paragraph in the INCREASES IN SPECIFIED AMOUNT provision is amended to read:

Except for the portion of any increase in specified amount that is the result of exercising a purchase option or a term conversion privilege in another contract on the life of the insured issued by us and for any increase applied for under the ADDITIONAL PREMIUM PAYMENTS provision as amended:

The minimum increase is $10,000.

If and as required by our standards, we will require satisfactory evidence of insurability and, if You are not the insured, proof of insurable interest.

AMENDATORY AGREEMENT	(continued	)

LOAN INTEREST

The first paragraph of the LOAN INTEREST provision is amended to read as follows:

The annual interest rate charged to a loan prior to the 15th Certificate Anniversary will not exceed 8 percent. After that Certificate Anniversary, the annual rate charged will not exceed 7.25 percent. Interest accrues daily from the loan issue date. At least once every 12 months but not more often than once in any three month period, we will review the loan interest rates to determine whether an adjustment should be made. We will notify you of any increase.

TERMINATION DUE TO EXCESS LOAN

The TERMINATION DUE TO EXCESS LOAN provision is amended to include the following:

If termination is the sole result of a change in the loan interest rate, this certificate will remain in force until it would otherwise have terminated had there been no change in the interest rate.

GUARANTEED PURCHASE OPTION BENEFIT RIDER

If this certificate includes a GUARANTEED PURCHASE OPTION BENEFIT RIDER, the following provisions of that benefit rider are amended:

ALTERNATE OPTION DATES

In the ALTERNATE OPTION DATES provision, the statement:

An alternate option date occurs upon each of the following events:

Is amended to read:

An alternate option date occurs 60 days after each of the following events.

OPTION CONDITIONS

In the OPTION CONDITIONS provision, the sentence:

Options must be taken on, or within 60 days before, an option date.

Is amended to read:

Options must be taken on an option date or within:

60 days before or 30 days after a Regular Option Date; or

60 days before an Alternate Option Date.

Signed for Thrivent Financial for Lutherans

President	/s/ Bruce J. Nicholson

Secretary	/s/ Teresa J. Rasmussen